UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA shareholders’ meeting

approved dividend payment

Mexico City, Mexico – March 14, 2019 – Coca-Cola FEMSA, S.A.B. de C.V. (the “Company”), the largest franchise bottler of Coca-Cola products in the world in terms of sales volume, held its Annual Ordinary General Shareholders’ Meeting today, during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2018, the annual reports presented by the Board of Directors, the declaration of dividends corresponding to the fiscal year 2018 and the appointment of the members of the Board of Directors and the Finance and Planning, Audit, and Corporate Practices Committees for 2019.

Pursuant to Mexican law, the shareholders’ meeting approved the amount of Ps. 900 million as the maximum amount that can potentially be used for the share repurchase program during 2019.

The shareholders’ meeting approved the payment of a cash dividend of Ps. 3.54 per share, to be paid in two installments; the first installment for the amount of Ps.1.77 as of May 3, 2019 and the second installment for the amount of Ps.1.77 as of November 1, 2019, for all outstanding shares at the payment date.

The aggregate amount of dividends to be paid by the Company will not be modified due to the stock split agreed at the extraordinary shareholders meeting held on January 31, 2019 which is still subject to the approval of the Mexican National Banking and Securities Commission (the "Stock Split"), and by means of which it was agreed to split (i) each Series A and Series D shares into eight shares, and (ii) each Series L share, into five Series L shares and three Series B shares, which will be represented by units for their listing on the Mexican Stock Exchange ("BMV") and on the New York Stock Exchange ("NYSE"). Therefore, in the event that the listing of the units in the BMV and NYSE is completed and the Stock Split takes effect prior to the dividend payment dates mentioned above, then the balance of the amount to be paid per share will be divided by eight, considering also that the units will represent eight shares.

About Coca-Cola FEMSA

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 290 million. With over 87 thousand employees, the company markets and sells approximately 3.3 billion unit cases through 2 million points of sale a year. Operating 48 manufacturing plants and 297 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela. For further information, please visit www.coca-colafemsa.com

For additional information, please contact the Investor Relations team:

•         Maria Dyla Castro | mariadyla.castro@kof.com.mx

•         Jorge Collazo | jorge.collazo@kof.com.mx

•         Maria Fernanda Garcia | maria.garciacr@kof.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: March 14, 2019